SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

">Contacts	Paulo Roberto Cruz Cozza Chief Financial Officer and Director of Investor Relations
	Joana Dark Fonseca Serafim Investor Relations (41) 9968-3685 / 312-6862 jserafim@timsul.com.br	Rafael J. Caron Bósio Investor Relations (41) 9976-0668 / 312-6862 rbosio@timsul.com.br
Website http://www.timsulri.com.br

TELE CELULAR SUL PARTICIPAÇÕES S.A.ANNOUNCES
ITS CONSOLIDATED RESULTS FOR
THE FOURTH QUARTER AND YEAR-END 2003

Curitiba, February 12, 2004 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 and TCLS4; and NYSE: TSU), the Holding Company of TIM Sul S.A., a leading provider of cellular telecommunication services in Southern Brazil, announces its results for the fourth quarter of 2003 (4Q03) and full year 2003. The financial and operational information below, except when otherwise indicated, is presented on a consolidated basis and in Reals, according to the Brazilian Corporate Law.

2003 Highlights

  Quick expansion of the GSM: 49% of the population covered;
  Successful migration to the PCS;
  177% increment in net additions and 19% in the customer base;
  5% increase in ARPU year-over-year;
  137% leap in Value-Added Services (VAS) Revenues;
  24% increase in gross sales revenue;
  18% decrease in subscriber acquisition cost (SAC);
  10% increment in profitability - EBITDA amounting to R$ 383.5 million;
  R$ 120.8 million net income - 83.7% more than in 2002;
  Cash result equivalent to five times the debt amount;
  Positive cash flow – R$ 200.8 million.

“The increased competition from new entrants with countrywide focus and branding initiatives brought new challenges to the industry. Nevertheless, we were able to repeat the good results of the past years, achieving R$ 383.5 million cash generation and R$ 120.8 million net income, thus ensuring funding for our planned investments and shareholder remuneration”.

The Management

Highlights

R$ thousand
	4Q03	4Q02	Var. %	2003	2002	Var. %
			4Q03/02			2003/2002
Gross Handset Revenue	103,161	71,046	45.2%	255,717	174,879	46.2%
Gross Service Revenue	319,556	248,003	28.9%	1,159,183	971,069	19.4%
Total Gross Revenue	422,717	319,049	32.5%	1,414,900	1,145,948	23.5%

Total Net Revenue	318,908	251,921	26.6%	1,087,994	891,264	22.1%

EBITDA 1	101,523	80,428	26.2%	383,462	348,194	10.1%
EBITDA Margin	31.8%	31.9%	-0.1%	35.2%	39.1%	-3.8%
EBITDA Margin (w/o handset sales)	42.2%	41.5%	0.7%	43.1%	46.5%	-0.1%

EBIT 2	40,831	19,787	106.4%	142,071	116,899	21.5%

Net Income	44,114	17,343	154.4%	120,802	65,774	83.7%
Net Income per 1,000 shares – R$	0.12	0.05	140.0%	0.34	0.19	78.9%
Profit per ADR (10,000 shares) – R$	1.20	0.50	140.0%	3.40	1.90	78.9%

(1) operating income before net financial expenses, taxes, excluding depreciation, amortization and interests
(2) operating income before taxes and interests

Market

Record in net additions: + 177% y-0-y

Tele Celular Sul ended the year with 2,055,884 customers – 19% more than in 2002 – of which 1,522,071 were prepaid and 533,813 were postpaid customers. The postpaid base grew by 5% year over year from 2002, reversing the downward trend of the preceding years.

Total net additions reached 332,224 customers, 168,854 of which were reached in the fourth quarter alone, a new quarterly record. The level of additions remains strong and well above last year's, when 119,747 customers were added.

Despite the competitive scenario, the Company remained the leader in sales, with 51% of the new acquisitions. The market share was 55% and the total penetration rate 24%.

Customers

Operating Revenue

137% Increase in VAS revenues

Total operating revenue in 2003 amounted to R$ 1.4 billion, 23.5% above 2002. This increment is mainly derived from the expanded customer base, increased handset sales and the growth in value-added services (VAS) revenues.

Value added services (VAS) revenues totaled R$ 34.6 million, representing 3.0% of the gross services revenue. The results obtained in the VAS segment confirmed our expectations of the potential of this segment for the mobile business; the number of messages grew by 156% when compared to 2002.

Increase in ARPU: + 5% y-0-y	Average Revenue per User (ARPU) went from R$ 38.00 in 2002 to R$ 40.00 in 2003, despite the marked growth in the prepaid base, thus overcoming the downward trend in the market.

Total Gross Operating Revenue – 2003 R$ 1,414.9 million	Total Gross Operating Revenue – 2002 R$ 1,145.9 million

On July 6, 2003, the Company launched the Carrier Selection Code (CSP), allowing users to choose the long distance carrier. The choice of the carrier for calls made from handsets is part of the requirements of the new system with which the Company has been operating since December 2002, the Personal Communications Service (PCS).

As a result of the new fee structure introduced by the PCS, the Long-Distance Services revenue is now posted, and replaces VC2 (calls made by a subscriber in a registration area to persons outside the registration area but within the Company Region) and VC3 (calls made by a subscriber in a registration area to persons outside the registration area, outside the Company Region) revenues.

Costs

Accelerated growth of customer base

In 2003, cost of services – before depreciation and amortization – amounted to R$ 185.4 million. The 15.3% growth over the preceding year mirrors the marked expansion of the customer base, with the consequent increase in interconnection costs.

R$ thousand
	4Q03	4Q02	Var. %	2003	2002	Var. %
			4Q03/02			2003/2002
Costs of Services 1	42,406	44,300	-4.3%	185,398	160,824	15.3%
Costs of handset sales	82,069	67,644	21.3%	222,063	161,197	37.8%
Total	124,475	111,944	11.2%	407,461	322,021	26.5%

Note: (1) Before depreciation and amortization.

Cost of handset sales amounted to R$ 222.1 million in 2003, higher than the R$ 161.2 million in 2002, because of the greater sales volume. In 2003, more than 750 thousand handsets were sold, 71% increase compared to 2002.

Selling, General and Administrative Expenses

R$ thousand
	4Q03	4Q02	Var. %	2003	2002	Var. %
			4Q03/02			2003/2002
Sales Expenses 1 and 2	61,246	38,116	60.7%	186,504	140,883	32.4%
General & Administratve Expenses-G&A 2	15,007	18,889	-20.6%	71,268	61,532	15.8%
Total	76,253	57,005	33.8%	257,772	202,415	27.3%

Note: (1) Before bad debt expenses;
(2) Before depreciation and amortization.

18% decrease of SAC

Selling expenses – before depreciation, amortization and bad debt – were R$ 186.5 million, 32.4% higher than in 2002, resulting from the gross additions in the period – 844,989 customers in 2003 versus 502,639 in 2002, a 68.1% increment. It is worth pointing out that the subscriber acquisition cost (SAC) dropped by 18% year over year.

Subscriber Acquisition Cost – SAC

Stable Bad Debt level

Bad debt totaled R$ 30.0 million, very close to the 2002 figure. In 2003, however, bad debt expenses represented 2.1% of the total gross revenue, while in 2002 they were equivalent to 2.7%. The decrease, constant over the past years, is the result of effective collection practices and overdue debt control by the Company in order to maintain customer base quality.

Bad debt

General and administrative expenses - before depreciation and amortization - totaled R$ 71.3 million, 15.8% above the figure for the same period in the preceding year. The, increase was due to the expenses associated with the maintenance of IT equipment past the warranty period, as well as extraordinary expenses incurred with the implementation of the PCS.

Depreciation and Amortization expenses, including the amortization of the privatization premium, amounted to R$ 237,1 million, 4.4% more than in 2002, because of the investments made in recent periods.

Depreciation & Amortization- R$ Million

EBITDA

10% increase of EBITDA

At the end of 2003, EBITDA – earnings before income tax, depreciation and amortization – reached R$ 383.5 million, a 10.1% increase over 2002. The EBITDA margin was 43.1% over the net services revenue, 3.4 percentage points below the 2002 figure, mainly because of the increase in gross additions in the period and the extraordinary expenses originating from the implementation of the Personal Communications Service (PCS).

EBIT – earnings before income tax – totaled R$ 142.1 million, versus R$ 116.9 million in 2002.

EBITDA and EBITDA Margin

Net Income

Record in net income	The consolidated income for the year increased by 83.7%, reaching R$ 120.8 million, the highest since 1999. The income per lot of 1,000 shares was R$ 0.30 versus R$ 0.19 in 2002.

R$ thousand
	4Q03	4Q02	Var. %	2003	2002	Var. %
			4Q03/02			2003/2002
Net Income	44,114	17,343	154.4%	120,802	65,774	83.7%
Net Income per 1,000 shares – R$	0.12	0.05	140.0%	0.34	0.19	57.9%
Profit per ADR (10,000 shares) – R$	1.20	0.50	140.0%	3.40	1.90	57.9%

Indebtedness

Low level of indebtedness

Gross indebtedness at the end of 2003 was significantly below that of 2002: R$ 82.2 million versus R$ 321.1 million, respectively. The Company ended the year with R$ 418.7 million in cash – equivalent to almost five times the debt value. The drop in debt was due to the repayment of a loan with debentures, totaling R$ 224.1 million. Those figures place Tele Celular Sul among the least indebted mobile telecommunications companies in Brazil.

Of the total R$ 82.2 million debt, R$ 39.4 million is in long-term debt maturing from 2005 to 2007. The debt in foreign currency amounts to R$ 23.9 million and is fully hedged against exchange rate variations.

In 2003, net financial income was R$ 38.1 million versus net financial expenses of R$ 18.9 million in 2002. These results originate from the interest on cash investment.

Investment and Free Cash Flow

Positive Cash Flow
Investments in 2003 totaled R$ 213.0 million, three times the amount spent in the preceding year. Of that, R$ 175.9 million was used to implement the GSM infrastructure, overlaying the TDMA network.

Despite the volume invested in the period, Cash Flow was R$ 200.8 million

30.9% Payout over net income
For 2003, Tele Celular Sul’s management is proposing to pay R$ 37.3 million to shareholders as dividends and interest on capital, net of income tax – 42.4% above the payment made in 2002 - equivalent to R$ 0.10 per lot of 1,000 common and preferred shares and a R$ 1.05 per ADR, representing a 30.9% payout on net income.

Attachment I - Operational Highlights

	4Q03	4Q02	Var. %	2003	2002	Var. %
			4Q03/02			2003/2002
Total Subscribers	2,055,884	1,723,660	19.3%	2,055,884	1,723,660	19.3%
Prepaid	1,522,071	1,215,044	25.3%	1,522,071	1,215,044	25.3%
Postpaid	533,813	508,616	5.0%	533,813	508,616	5.0%
Estimated Population in the Region (million)	15.4	15.0	2.7%	15.0	15.0	3%
Municipalities Served	256	248	3.2%	256	248	3.2%
Estimated Total Penetration	24%	18%	6.3%	24%	18%	6.3%
Market Share	55%	61%	-6.0%	55%	61%	-6.0%
Marginal Market Share	46%	52%	-6.3%	51%	53%	-2.9%
TOTAL ARPU 1	R$ 41	R$ 38	7.8%	R$ 40	R$ 38	5.7%
TOTAL MOU	96	99	-3.3%	95	98	-3.1%
SAC	R$ 57	R$ 108	-47.3%	R$ 78	R$ 96	-18.1%
Investment (million)	R$ 118	R$ 47	151.9%	R$ 213	R$ 69	209.2%
Gross Additions	346,48	163,473	112.0%	844,989	502,639	68.1%
Net Additions	168,854	63,496	165.9%	332,224	119,747	177.4%
Churn 2	9%	6%	3.1%	28%	23%	4.7%
Points of sale (including own stores)	989	917	7.9%	989	917	7.9%
Employees	958	1,150	-16.7%	958	1,150	-16.7%

Note: (1) Average Net Revenue per Customer
(2) Calculated on the Average Customer Base

Attachment II - EBITDA Calculation

	4Q03	4Q02	Var. %	2003	2002	Var. %
			4Q03/02			2003/2002
Net Service Revenues	240,617	193,688	24.2%	890,443	749,006	18.9%
Net Operating Sales Revenues	78,291	58,233	34.4%	197,551	142,258	38.9%
Total Net Revenue	318,908	251,921	26.6%	1,087,994	891,264	22.1%
Operating Profit 1	53,647	18,423	191.2%	184,447	102,228	80.4%
Defered depreciation / amortization	51,420	51,194	0.4%	209,125	199,978	4.6%
Amortization of privatization premium	8,988	6,756	33.0%	27,959	27,029	3.4%
Financial Revenues	(26,329)	(28,577)	-7.9%	(135,092)	(143,554)	-5.9%
Financial Expenses	13,797	32,632	-57.7%	97,023	162,513	-40.3%
EBITDA	101,523	80,428	26.2%	383,462	348,194	10.1%
EBITDA Margin (%)	31.8%	31.8%	-0.1%	35.2%	39.1%	-3.8%
EBITDA Margin (%) over net service evenues	42.2%	41.5%	0.7%	43.1%	46.5%	-3.4%

Norte: (1) Included interest in Blah! equity.

Attachment III – Gross Revenue Breakdown

	1Q03	2Q03	3Q03	4Q03	2003	2002
Handset Revenues	28,638	60,059	63,859	103,161	255,717	174,879
Usage	129,162	110,715	88,467	116,552	444,896	409,766
Monthly Fee	54,574	56,024	57,427	56,153	224,178	197,307
Interconnection	94,940	97,172	99,322	105,672	397,106	341,496
Long Distance	0	0	18,480	20,850	39,330	0
Others	10,143	9,753	13,448	20,329	53,673	22,500
Gross Operating Revenue	317,457	333,723	341,003	422,717	1,414,900	1,145,948
Taxes	(70,834)	(74,032)	(78,231)	(103,809)	(326,906)	(254,684)
Net Operating Revenue	246,623	259,691	262,772	318,908	1,087,994	891,264

“ This press release contains forward-looking statements and estimates. Such expectations are based on a series of assumptions, and subject to the risks and uncertainties inherent to forward-looking projections and/or estimates. The results may differ materially from the expectations expressed in the forward-looking statements or estimates if one or more of the assumptions and expectations prove to be incorrect or are not realized ”.

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheets December 31, 2003 and 2002
In Thousand of Reais

	Company		Consolidated
	2003	2002	2003	2002
Assets

Current assets
Cash and cash equivalents	2,805	3,538	20,682	11,147
Marketable securities	7,408	5,388	398,040	421,687
Trade accounts receivable			230,824	165,801
Inventories			16,241	15,573
Recoverable taxes	3,293	1,414	29,816	42,386
Deferred taxes	3,543	7,874	52,562	44,590
Interest on shareholders' equity and dividends	30,109
Other assets	567	645	4,473	4,607

	47,725	18,859	752,638	705,791

Long-term assets
Subsidiary	6,967	3,150
Marketable securities				7,705
Recoverable taxes			6,200	4,667
Deferred taxes	1,355	1,009	139,453	184,673
Judicial deposits			14,939	11,148
Other assets	37	36	363	774

	8,359	4,195	160,955	208,967

Permanent assets
Investments	932,786	872,170	11,470	24,320
Property, plant and equipment	65	79	676,887	655,949
Deferred charges			34,763	52,858
	932,851	872,249	723,120	733,127

Total assets	988,935	895,303	1,636,713	1,647,885

The complete financial statements and notes thereto are available at http://www.timsulri.com.br.

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheets December 31, 2003 and 2002
In thousand of Reais

	Company		Consolidated
	2003	2002	2003	2002
Liabilities and shareholders' equity

Current
Suppliers	738	2,777	197,234	123,677
Loans and financing	-	-	42,751	38,052
Debentures	-	-	-	210,114
Payroll	10,935	11,943	13,487	14,115
Taxes and contributions payable	3,849	20	72,816	42,958
Interest on shareholders' equity	12,100	16,415	16,086	17,697
Dividends payable	28,301	12,285	32,723	12,489
Concession license	-	-	16,728	-
Pass to other carriers	-	-	16,445	-
Other liabilities	2,041	3,565	10,079	24,968

	57,964	47,005	418,349	484,070

Long-term liabilities
Loans and financing	-	-	39,432	72,919
Taxes and contributions payable	-	-	58,837	74,193
Provision for pension plan	3,733	2,833	3,733	2,833
Provision for contingencies	252	135	11,863	8,951

	3,985	2,968	113,865	158,896

Minority interests	-	-	177,513	159,589

Shareholders' equity
Paid-up capital	369,163	324,666	369,163	324,666
Capital reserve	148,565	178,062	148,565	178,062
Revenue reserves	409,258	342,602	409,258	342,602

	926,986	845,330	926,986	845,330

Total liabilities	988,935	895,303	1,636,713	1,647,885

The complete financial statements and notes thereto are available at http://www.timsulri.com.br.

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Statements of Income
December 31, 2003 and 2002
In thousand of Reais

	Company		Consolidated
	2003	2002	2003	2002

Gross revenue			1,414,900	1,145,948

Deductions from gross revenues			(326,906)	(254,684)

Net operating revenue			1,087,994	891,264

Costs of services rendered and goods sold			(576,914)	(486,383)

Operating income			511,080	404,881

Operating revenues (expenses)
Selling			(229,736)	(185,446)
General and administrative	(4,105)	(7,319)	(97,752)	(83,346)
Equity result	125,237	62,265	(4,307)	(4,288)
Other operating revenues (expenses), net	(2,732)	47	(37,214)	(14,902)

	118,400	54,993	(369,009)	(287,982)

Operating income before interest results	118,400	54,993	142,071	116,899

Interest revenues (expenses)
Interest revenues	3,017	4,983	111,766	121,310
Interest expenses	(1,695)	(789)	(69,016)	(103,535)
Foreign exchange losses, net			(4,681)	(36,734)

	1,322	4,194	38,069	(18,959)

Operating income	119,722	59,187	180,140	97,940

Nonoperating revenues (expenses), net	12,571		12,842	(127)

Income before income taxes and minority interests	132,293	59,187	192,982	97,813

Income and social contribution taxes	(11,491)	6,587	(42,423)	(19,473)
Minority interests			(29,757)	(12,566)

Net income	120,802	65,774	120,802	65,774

Number of oustanding shares (thousands)	0.34	0.19

The complete financial statements and notes thereto are available at http://www.timsulri.com.br.

TELE CELULAR SUL PARCIPAÇÕES S.A.

STATEMENTS OF CASH FLOWS - Additional Information
December 31, 2003 and 2002
In thousand of Reais

	Company		Consolidated
	2003	2002	2003	2002
Operational Activities
Net income	120,802	65,774	120,802	65,774
Adjustments to reconcile net income to cash
Depreciation and amortization	1,596	1,793	211,798	201,763
Loss on nonoperating investments		(753)		(753)
(Gain) Loss on investments	(125,237)	(62,265)	3,250	4,288
Net book value of disposed investment in affiliated company	6,929	1	6,929
Net book value of disposed property, plant and equipment			921	2,171
Interest on shareholders' equity and dividends	56,110
Minority interest			17,924	9,895
Exchange and monetary variation on loans			(11,839)	34,262
Reduction (increase) in operating assets
Accounts receivable			(65,023)	(16,301)
Recoverable taxes	(1,879)	3,486	11,037	(10,932)
Deferred taxes	3,985	(6,587)	37,248	29,067
Inventories			(668)	6,283
Receivable interest on shareholders' equity and dividends	(30,109)	18,523
Other current assets	78	187	134	7,816
Other noncurrent assets	(3,818)	191	4,325	(6,830)
Increase (reduction) in operating liabilities
Payroll	(1,008)	1,554	(628)	1,032
Suppliers	(2,039)	447	73,557	60,288
Taxes payable	3,829	(834)	14,502	35,630
Accrued interest on loans			18,961	205
Provision for contingencies	117	95	2,912	2,856
Pension plan complement	900	594	900	594
Other liabilities	(3,505)	(5,794)	10,697	4,549
Net cash provided by operating activities	26,751	16,412	457,739	431,657

Investing Activities
Increase in investments				(926)
Increase in fixed assets and deferred charges			(212,891)	(67,739)
			(212,891)	(68,665)

Financing Activities
Payment of loans			(246,853)	(47,563)
Proceeds from right license			17,557
Payment of interest on shareholders' equity and dividends	(25,464)	(18,428)	(25,464)	(18,428)
Dividends paid by the subsidiary to the minority interests			(4,200)	(3,388)
	(25,464)	(18,428)	(258,960)	(69,379)

Increase (reduction) in cash and cash equivalents	1,287	(2,016)	(14,112)	293,613

Cash and cash equivalents at the beginning of the year	8,926	10,942	432,834	139,859
Cash and cash equivalents at the end of the year	10,213	8,926	418,722	432,834

The complete financial statements and notes thereto are available at http://www.timsulri.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Date: February 13, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer